Exhibit 9.3

August 7, 2002

Kenneth R. Hahn [Address intentionally omitted]

RE: Employment Offer

Dear Ken:

           On behalf of Borland Software Corporation (“Borland”), I am pleased to confirm our verbal offer of employment to you for the position of Senior Vice President and Chief Financial Officer reporting to me. This letter sets out the terms of your employment with Borland, which will start on a date to be mutually agreed upon (“Start Date”). This offer and your Start Date are contingent upon successful completion of references, employment verification and a background check.

           In consideration for your service to Borland, you will be paid a base salary of $10,769.23 every two weeks (which equals $280,000.00 per year), less applicable taxes and other withholdings in accordance with Borland’s standard payroll practices. You will be eligible for the Incentive Compensation Program (ICP) specific to your position. Details of this plan will be discussed with you after your Start Date. In addition, you will be eligible to participate in various Borland fringe benefit plans, including: Group Health Insurance, Flexible Spending Accounts, 401(k) Savings Plan, Employee Stock Purchase Plan, Tuition Reimbursement and the vacation program. Borland reserves the right to modify employee benefit plans and policies, as it deems necessary. These benefits will be explained to you during your employee orientation.

           Subject to the approval of the Compensation Committee of the Board of Directors of Borland, you will be granted an option to purchase 300,000 shares of Borland common stock under Borland’s stock option plan (the “Plan”) at an exercise price equal to the fair market value per share of that stock on your option grant date. Your option will vest over a period of four years, provided you continue in Borland’s employ, and will be subject to the terms and conditions of the Plan and related standard form of stock option agreement, utilized to evidence option grants under such plan, which you and Borland must both execute as a condition of receiving the option. In the event that Borland should experience a Change in Control (as that term is defined in the stock option agreement), and you are terminated other than for Misconduct or you are Constructively Terminated within twelve (12) months of such Change in Control, you will receive one hundred percent (100%) accelerated vesting of your stock option grant.

           For purposes of this Agreement, “Misconduct” shall mean the commission of any act of fraud, embezzlement or dishonesty by you, any unauthorized use or disclosure by you of confidential information or trade secrets of Borland’s (or any parent or subsidiary), or any other intentional misconduct by you adversely affecting the business or affairs of Borland (or any parent or subsidiary) in a material manner.

           For purposes of this Agreement, “Constructive Termination” shall mean any one or more of the following without your express written consent: (i) the relocation of the principal place of your employment to a location that is more than (50) miles from each of Scotts Valley, CA, San Mateo, CA and Cupertino, CA; (ii) any failure by Borland to pay, or any material reduction by Borland of, your base salary or benefits (unless reductions comparable in amount and duration are concurrently made for all other employees of Borland with responsibilities, organizational level and title comparable to yours); or (iii) any material diminution of your responsibilities from that which you have been delegated as of the date hereof.

           Borland will also assist you in your relocation to the Santa Cruz, Scotts Valley or Silicon Valley areas, as provided in this paragraph and the Relocation Fact Document that has been included with this letter. In consideration of the transfer of the location of your primary residence, Borland shall provide you with a one-time bonus of $66,153.83 (the “Relocation Bonus”). In addition Borland will reimburse you for your temporary housing costs for a period of up to twelve (12) months, an amount not to exceed five thousand dollars ($5,000) per month. In connection with this reimbursement for your temporary housing costs and the Relocation Bonus, Borland will also provide you with an additional payment with respect to the imposition of applicable U.S. federal, California state and local income and employment taxes payable by you in connection with the reimbursement of your temporary housing costs. Irrespective of the actual tax rates that may apply to you, such additional payment shall be determined using tax rates of thirty-nine point six percent (39.6%) for U.S. federal income tax purposes, five point four three six percent (5.436%) for California state income tax purposes and one point four five percent (1.45%) for federal employment tax purposes. When you are ready to relocate, please refer to such Relocation Fact Document. All relocation benefits will be considered compensation and will be added to your income for Form W-2 reporting purposes. Please be aware that there are tax consequences to any items that are not deductible or exceed IRS guidelines.

           Your employment with Borland is “at will”; it is for no specified term, and may be terminated by you or Borland at any time, with or without cause or advance notice. Any contrary representations that may have been made to you are superceded by this offer. This is the full and complete agreement between you and Borland on this term. Although your job duties, title, compensation and benefits, as well as Borland’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and Borland’s Senior Vice President of Corporate Services. Notwithstanding the foregoing, if Borland terminates your employment for other than Misconduct or there is a Constructive Termination, and contingent upon your signing of a general release acceptable to Borland, Borland agrees that you will be entitled to a severance payment equal to six (6) months of base salary.

           By accepting employment with Borland, you represent that you will not be acting in breach of any agreement with any of your previous employers. Borland is very impressed with the skills and experience that you will bring to us and we hope that you will consider this offer carefully. Should you accept this offer, I would like to remind you that it is Borland’s policy to avoid situations where information or materials might come into our hands that are considered proprietary by individuals or companies other than Borland. We are interested in employing you because of your skills and abilities, not because of any trade secrets you have learned elsewhere. It is important that you take care not to bring, even inadvertently, any books, drawings, notes, materials, etc., except your personal effects as you leave your current employer. Thus, you represent and warrant that you are not acting in breach of any non-competition, employment or other agreements with your current employer or any of your previous employers.

           Like all Borland employees, you will be required, as a condition to your employment with Borland and to Borland’s obligations set forth herein, to sign Borland’s standard Employee Confidentiality and Assignment of Inventions Agreement, a copy of which is included with this letter.

           As a condition of your employment, you will be required to provide Borland with documents establishing your identity and right to work in the United States. Those documents must be provided to Borland within three (3) business days after your Start Date.

           To ensure the timely and economical resolution of disputes that arise in connection with your employment with Borland, you and Borland agree that any and all disputes, claims (including, but not limited to, any claims for compensation, benefits, stock or stock options, fraud or age, sex, race, disability or other discrimination or harassment), or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in Santa Clara County, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS employment rules. By agreeing to this arbitration procedure, both you and Borland waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or Borland would be entitled to seek in a court of law. Borland shall pay all JAMS’ arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or Borland from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and Borland each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

           This agreement and the other agreements referred to above constitute the entire agreement between you and Borland regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements, whether oral or written, between you and Borland. This agreement may only be modified by a document signed by you and the Senior Vice President of Corporate Services of Borland.

           Ken, we look forward to working with you at Borland. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this offer. This offer, if not accepted, will expire at the close of business on August 9, 2002. If you have any questions, please call me at [phone number intentionally omitted], or Roger Barney at [phone number intentionally omitted].

Sincerely,

Borland Software Corporation

By:	/S/ ROGER A. BARNEY FOR DALE FULLER

Dale L. Fuller President and Chief Executive Officer

I have read the above employment offer and accept employment with Borland on the terms and conditions set forth in this agreement.

Date: August 9, 2002	/S/ KENNETH R. HAHN

Employee

Please send the original signed offer letter to Borland’s Human Resources Department using the envelope provided.